UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated December 12, 2024

Item 1

RELEVANT INFORMATION

Bogotá, December 12, 2024. Grupo Aval Acciones y Valores S.A (“Grupo Aval” or the “Company”) informs that the Board of Directors approved the creation of two new support committees as follows:

COMMITTEE	OBJECTIVE	MEMBERS
Strategic Committee on Technology, Innovation, and Cybersecurity (TIC)	To receive and analyze reports and presentations from management regarding Grupo Aval and its subsidiaries’ strategies in technological systems, new technologies, digital transformation, and information security, as well as the investments and operational expenses required and executed to develop these strategies. The committee will report these findings to the Board of Directors.	Luis Carlos Sarmiento Gutiérrez Mauricio Salgar Hurtado Jorge Silva Luján

Environmental, Social, and Governance Affairs Committee (ESG)

To ensure that ESG matters are strategically integrated into the operations of the Company and its subsidiaries, defining goals and objectives to maintain the Company’s role as a responsible and competitive actor that meets the needs and expectations of its stakeholders.

Luis Fernando López Roca Andrés Escobar Arango Mauricio Salgar Hurtado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel